U.S. SECURITIES AND EXCHANGE
                            COMMISSION WASHINGTON, D.C.
                            20549

                                                        SEC File Number 0-

                                                       25474

                                                        CUSIP Number 829 158

                                                       302

                               FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR For Period Ended: September 30, 1996




    Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.




  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


Part I - Registrant Information

Full Name of Registrant:  SIMS Communications, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number)

    3333 S. Congress Avenue, Suite 401

City, State and Zip Code

    Delray Beach, Florida  33445




Part II - Rules 12b-25(b) and (c)




    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly re-port or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative


    State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

         The Company is in the process of completing a private offering of its common stock. The Company wants to report the results of its private offering in its 10-Q report. If extended, the offering will not be complete by November 14, 1996, in which case more time will be needed to complete the 10-Q report.
Part IV - Other Information
  (1) Name and telephone number of person to contact in regard to this notification
              William T. Hart          (303)                 839-0061
                  (Name)            (Area Code)        (Telephone Number)
    (2)  Have all other periodic reports
         required under Section 13 or 15(d) of the Securities Exchange
         Act of 1934 during the preceding l2 months (or for such
         shorter period that the registrant was required to file such reports) been filed? If answer
is no, identify report(s).                       [X] Yes  [ ] No

    (3)  Is it anticipated that any significant
         change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included
in the subject report or portion thereof?        [ ] Yes  [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                              SIMS Communications, Inc.
              (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 12, 1996                    By
                                              William T. Hart
                                              Hart & Trinen
                                              1624 Washington
                                              Street Denver, CO
                                              80203 (303) 839-0061

                                            ATTORNEYS FOR SIMS
                                              COMMUNICATIONS, INC.



                                ATTENTION

    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).



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